UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 23, 2007

EXPRESSJET HOLDINGS, INC.
(Exact name of registrant as specified in its charter)



Delaware	**1-31300**	**76-0517977**
(*State or other jurisdiction of incorporation*)	*(Commission File Number)*	*(IRS Employer Identification No.)*

700 North Sam Houston Parkway West, Suite 200
Houston, Texas
(Address of principal executive offices)

77067
(Zip Code)

832-353-1000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

2007 Stock Incentive Plan

On May 23, 2007, our stockholders approved the ExpressJet Holdings, Inc. 2007 Stock Incentive Plan which was previously approved by our board of directors and summarized in our Form 8-K dated February 26, 2007, which is incorporated herein by reference. The plan is filed herewith as Exhibit 10.1.

Amended and Restated Management Bonus Plan

On May 23, 2007, our board amended our Management Bonus Plan and authorized its restatement (as amended and restated, the "Plan").

The following summary description of the Plan is qualified in its entirety by reference to the full text of the Plan, which is filed herewith as Exhibit 10.2.

The Plan is designed to provide a method for attracting and retaining key employees for the company and its subsidiaries by providing a participant with the opportunity to earn a cash bonus based on a percentage of his or her annual base salary if we achieve certain levels of target operating income for each fiscal year. For any fiscal year in which the Plan is applicable, each participant will receive the percentage of his or her target bonus corresponding to the percentage of target operating income the company attains for the fiscal year.

Bonuses are determined under the Plan by the Human Resources Committee of our board (the "Committee"), or such other committee as the board may appoint. No later than the 90th day following the completion of our fiscal year, the Committee will determine the percentage of the target operating income that was achieved and apply that percentage to the percentage of base salary each participant is targeted to earn as a bonus. The percentage of base salary that each participant will receive as a bonus if our target operating income is met is set forth below:

Chief Executive Officer	60% of base salary
Chief Operating Officer	45% of base salary
Chief Financial Officer	45% of base salary
Vice President	40% of base salary
Staff Vice President	30% of base salary
Senior Director	25% of base salary
Director	20% of base salary

Assuming the threshold target operating income necessary for any payout under the Plan is met for 2007, the payments due to our named executive officers under the Plan would range from $158,400 to $352,000 for our Chief Executive Officer, James B. Ream, $84,375 to $250,000 for our Chief Financial Officer, Frederick S. Cromer and $60,000 to $200,000 for our Vice President and General Counsel, Scott Peterson. If we do not achieve at least 75% of our target operating income for the fiscal year, no payments will be made under the Plan.

Except in the event of death, total disability or retirement, a participant must remain employed with the company or a subsidiary through the end of the fiscal year in order to qualify to receive any potential payment under the Plan. In the event a participant's death, total disability or retirement during a fiscal year for which the Plan is applicable, the participant will receive a portion of any bonus payable, pro-rated for the period of employment during the year.

The Plan may be amended or terminated by the Committee at any time.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On May 23, 2007, our board amended our Amended and Restated Bylaws (as amended, the "Bylaws") in order to comply with changes to New York Stock Exchange listing requirements. Effective January 1, 2008, companies listed on the Exchange are required to be eligible to participate in the Direct Registration System administered by the Depository Trust Company. The following description of the amendments to the Bylaws is qualified in its entirety by reference to the full text of the Bylaws, filed herewith as Exhibit 3.1:

- Section 5.1 is amended to (i) apply only to those stockholders owning shares represented by certificates and (ii) to permit the continued validity of any previously issued certificates that were signed by an officer, transfer agent or registrar that has ceased to serve in such capacity. Prior to this amendment, Section 5.1 entitled each stockholder to a certificate.
- Section 5.2 is amended to (i) permit transfers of shares of stock on authorization by the registered holder, by a power of attorney, through proper endorsement of the certificate, or under a stock power, (ii) to entitle the company to recognize the exclusive right of a person in whose name any shares stand on the stockholder records for all purposes, including the right to receive dividends, the right to vote and to determine liability for calls and assessments, (iii) to prevent the company from being bound to recognize any equitable or legal claim to, or interest in, any share on the part of any other person whether or not it has notice thereof. Prior to this amendment, Section 5.2 required transfers of shares to be made only on the transfer books of the company, but was silent as to the method by which shares could be transferred.
- Section 5.4 is amended to (i) permit the board to require the owner of a lost, stolen, destroyed or mutilated certificate to give the company a bond in the sum or form as determined to be sufficient by the board to indemnify the company against any claim that may be made on account of the loss, theft, destruction or mutilation of the certificate or the issuance of a new certificate, (ii) to permit the board to refuse issuance of any such new certificate except pursuant to legal proceedings under the laws of the State of Delaware. Prior to this amendment, Section 5.4 permitted the issuance of a new certificate pursuant to regulations established by the Secretary or board regarding proof of loss, theft, or destruction and concerning the giving of a satisfactory bond of indemnity.
- Section 5.5 is amended (i) to permit the registration of certificated and uncertificated shares of stock of the company, (ii) to permit the board to appoint any officers of the company to appoint independent transfer agents and registrars and to require that certificates for shares of stock to bear the signature of any of them. Prior to this amendment, Section 5.5 stated that the issue, transfer, conversion and registration of certificates of stock shall be governed by such other regulations as the board of Directors may establish.

These amendments are effective May 23, 2007.

Item 9.01 Financial Statements and Exhibits.

Exhibits

Exhibit Number	Description
3.1	Amended and Restated Bylaws of ExpressJet Holdings, Inc.
10.1	2007 Stock Incentive Plan
10.2	Amended and Restated Management Bonus Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPRESSJET HOLDINS, INC.

By: /s/ Scott R. Peterson
Scott R. Peterson
Attorney in Fact
May 24, 2007

EXHIBIT INDEX

3.1	Amended and Restated Bylaws of ExpressJet Holdings, Inc.
10.1	2007 Stock Incentive Plan
10.2	Amended and Restated Management Bonus Plan